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EXHIBIT 99.2

News release dated February 3, 2016, Suncor Energy reports fourth quarter results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports fourth quarter 2015 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document (cash flow from operations, operating (loss) earnings, Oil Sands cash operating costs and free cash flow) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations production and cash operating costs exclude Suncor's interest in Syncrude's operations.

Calgary, Alberta (Feb. 3, 2016) – "In 2015 we generated cash flow that exceeded our annual sustaining capital and dividend commitments," said Steve Williams, president and chief executive officer. "Our integrated business model, our ability to reduce costs, and our relentless focus on operational discipline made this possible. As a result, we are well positioned to weather the current low crude oil price environment."

        Highlights of the fourth quarter of 2015 include:

  •
  Cash flow from operations of $1.294 billion ($0.90 per common share), and an operating loss of $26 million ($0.02 per common share), driven by lower crude oil prices and a Refining and Marketing first-in, first-out (FIFO) loss of $77 million, partially offset by increased refining margins.

  •
  Net loss of $2.007 billion ($1.38 per common share), due to non-cash asset writedowns, which were a result of the depressed commodity cycle, and a foreign exchange loss on U.S. dollar denominated debt.

  •
  Oil Sands operations cash operating costs per barrel decreased to $28.00 for the fourth quarter of 2015, which was driven by strong production of 439,700 barrels per day (bbls/d), continued cost reduction initiatives, reduced unplanned maintenance activities and lower natural gas prices.

  •
  Effective January 1, 2016, nameplate capacity of Firebag increased from 180,000 bbls/d to 203,000 bbls/d, as a result of completing cost-effective debottleneck activities.

  •
  Subsequent to the end of the fourth quarter, Suncor and Canadian Oil Sands Limited (COS) reached an agreement for COS and its Board of Directors to support Suncor's offer to purchase all of the shares of COS for consideration of 0.28 of a Suncor share for each COS share. The transaction was valued at $6.6 billion at the time of the agreement.

Financial Results

Suncor recorded a fourth quarter 2015 operating loss of $26 million ($0.02 per common share), including a FIFO loss of $77 million, and cash flow from operations of $1.294 billion ($0.90 per common share) reflecting the lower crude oil price environment, compared to operating earnings of $386 million ($0.27 per common share), including a FIFO loss of $372 million, and cash flow from operations of $1.492 billion ($1.03 per common share), in the prior year quarter. Highlights in the fourth quarter of 2015 included a favourable downstream pricing environment, increased production from Oil Sands operations, and lower operating costs.

For the twelve months ended December 31, 2015, free cash flow was $139 million, compared to $2.097 billion for the twelve months ended December 31, 2014.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

A net loss of $2.007 billion ($1.38 per common share) was recorded in the fourth quarter of 2015, compared with net earnings of $84 million ($0.06 per common share) in the prior year quarter. Net loss for the fourth quarter of 2015 was impacted by the same factors influencing the operating loss and included $1.599 billion of non-cash impairment charges and an unrealized after-tax foreign exchange loss of $382 million on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included the impact of an unrealized after-tax foreign exchange loss of $302 million.

Operating Results

Suncor's total upstream production increased to 582,900 barrels of oil equivalent per day (boe/d) in the fourth quarter of 2015, compared with 557,600 boe/d in the prior year quarter, primarily due to strong reliability in Oil Sands operations.

Oil Sands operations production increased to 439,700 bbls/d in the fourth quarter of 2015, compared to 384,200 bbls/d in the prior year quarter, primarily due to record In Situ production and reliable operations across all assets following the completion of planned maintenance early in the quarter.

Cash operating costs per barrel for Oil Sands operations decreased in the fourth quarter of 2015 to $28.00/bbl, compared to $34.45/bbl in the prior year quarter, due to higher production combined with lower operating expenses as a result of cost reduction initiatives, lower unplanned maintenance and lower natural gas prices.

"We have surpassed the reliability and cost reduction targets we established in early 2015," said Williams. "Operating costs across the organization are down almost $1 billion from last year, while Oil Sands upgrading reliability exceeded 90%, more than a year ahead of our original plan."

Suncor's share of Syncrude production was 30,900 bbls/d in the fourth quarter of 2015, compared to 35,100 bbls/d in the prior year quarter. The decrease was primarily due to unplanned maintenance activities during the fourth quarter of 2015.

Production volumes in Exploration and Production (E&P) decreased to 112,300 boe/d in the fourth quarter of 2015, compared to 138,300 boe/d in the prior year quarter, primarily due to shut-in production in Libya, natural declines at Terra Nova and temporary export pipeline constraints that impacted Buzzard, partially offset by higher production at Golden Eagle. Production in Libya temporarily resumed at the start of the quarter, but was shut in again in November. Libya continues to be impacted by political unrest, with the timing of a return to normal operations remaining uncertain.

During the fourth quarter of 2015, Refining and Marketing completed planned maintenance at the Montreal refinery. Average refinery utilization decreased to 93% in the fourth quarter, compared to 95% in the prior year quarter, primarily driven by unplanned maintenance at the Edmonton refinery and lower distillate demand in Western Canada.

Strategy Update

Subsequent to the end of the fourth quarter, Suncor and COS reached an agreement to support Suncor's offer to purchase all of the shares of COS for 0.28 of a Suncor share for each COS share. The offer has the support of the Boards of Directors of both companies, and expires on February 5, 2016. The transaction value at the time of the agreement of approximately $6.6 billion includes COS' estimated debt of $2.4 billion.

"We are pleased that the Board of COS is supporting our offer," said Williams. "We believe that, working with the operator, we can drive real improvements in Syncrude's performance with a larger ownership interest, creating value for our shareholders."

Suncor continues to deliver on its commitment to add shareholder value and invest in long-term profitable growth in its core asset areas, while maintaining a strong financial position. In addition to extending the offer to COS shareholders, the company also completed its acquisition of an additional 10% working interest in the Fort Hills oil sands project from Total E&P Canada Ltd. for $360 million. Suncor's share in the project is now 50.8%.

To maintain our strong financial position and flexibility, Suncor has reduced its capital guidance for 2016 to a range of $6.0 to $6.5 billion from $6.7 to $7.3 billion issued in November of 2015. The capital spending reduction is not anticipated to impact the company's near term production targets.

Enbridge's Line 9 reversal was commissioned during the fourth quarter of 2015. The reversal will provide Suncor the flexibility of supplying its Montreal refinery with a full slate of inland-priced crude.

During the quarter, the Government of Alberta announced a new climate plan which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs for Suncor, while the limit on oil sands emissions will force companies to ensure only the most profitable and efficient projects are developed.

The Government of Alberta conducted a review of the province's oil and gas royalties. Subsequent to year end, the new royalty system was announced and included no changes to the existing oil sand royalty rates, and improved transparency concerning disclosure of royalty information.

Oil Sands Operations

In the fourth quarter of 2015, Suncor safely completed planned maintenance at Upgrader 2 on a coker set, vacuum tower and hydrogen plant.

In Situ continued to focus on well pad construction to sustain existing production at Firebag and MacKay River, and successfully completed cost-effective debottlenecking activities at Firebag, which increased nameplate capacity from 180,000 bbls/d to 203,000 bbls/d.

Oil Sands Ventures

The Fort Hills project remains on schedule with construction more than 50% complete at the end of the fourth quarter. Spending during the quarter included engineering, procurement, module fabrication and site construction. The project is expected to deliver approximately 91,000 bbls/d of bitumen to Suncor, following the completion of the acquisition of an additional 10% working interest in the project during the fourth quarter. First oil is expected in the fourth quarter of 2017, and is expected to ramp up to 90% of capacity within twelve months thereafter.

Exploration and Production

Construction of the Hebron project continued in the fourth quarter of 2015, with first oil expected in late 2017. Effective January 1, 2016, working interests in the Hebron project have been reset. As a result, Suncor's working interest in the project decreased from 22.7% to 21.0%, with Suncor to be reimbursed for costs incurred to December 31, 2015.

Development drilling at Golden Eagle continued through the fourth quarter. Exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia commenced in the fourth quarter, and will continue during 2016.

Operating (Loss) Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2015	2014	2015	2014
Net (loss) earnings	(2 007)	84	(1 995)	2 699
Unrealized foreign exchange loss on U.S. dollar denominated debt	382	302	1 930	722
Impairments(2)	1 599	—	1 599	1 238
Impact of income tax rate adjustments on deferred taxes(3)	—	—	17	—
Gain on significant disposal(4)	—	—	(68)	(61)
Restructuring charges(5)	—	—	57	—
Insurance proceeds(6)	—	—	(75)	—
Reserves redetermination(7)	—	—	—	(32)
Income tax charge(8)	—	—	—	54

Operating (loss) earnings(1)	(26)	386	1 465	4 620

(1)
Operating (loss) earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of Suncor's fourth quarter report to shareholders dated February 3, 2016 (the Quarterly Report).

(2)
After-tax impairment charges of $798 million on certain offshore E&P assets as a result of declining crude oil pricing, $415 million (Q2 2014 – $297 million) against the company's Libyan assets, $290 million (Q2 2014 – $718 million) on the company's interest in the Joslyn mining project, and $96 million (Q2 2014 – $223 million) related to certain assets in the Oil Sands segment following a review of repurpose options due to previously revised growth strategies in the fourth quarter of 2015.

(3)
Adjustments to the company's deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015 of $406 million, and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015 of $423 million.

(4)
After-tax gain related to the sale of the company's Wilson Creek natural gas assets in the E&P segment in the third quarter of 2014 and the after-tax gain related to the sale of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment in the second quarter of 2015.

(5)
Restructuring charges related to cost reduction initiatives in the Corporate segment recorded in the first quarter of 2015.

(6)
Business interruption insurance proceeds recorded in the first quarter of 2015 for the Terra Nova asset in the E&P segment.

(7)
Reserves redetermination of 1.2 million barrels of oil receivable recorded in the second quarter of 2014 related to an interest in a Norwegian asset that Suncor previously owned.

(8)
Represents a current income tax and associated interest charge recorded in the third quarter of 2014 related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

Corporate Guidance

Suncor has reduced its capital guidance for 2016 to a range of $6.0 to $6.5 billion from $6.7 to $7.3 billion issued on November 17, 2015, in part due to the deferral of Firebag planned maintenance to 2017.

The following 2016 full year outlook assumptions have also been adjusted: Brent at Sullom Voe to US$40/bbl from US$55/bbl, WTI at Cushing to US$39/bbl from US$50/bbl, WCS at Hardisty to US$26/bbl from US$35/bbl, and Cdn/US exchange rate from $0.75 to $0.70. For further details and advisories regarding Suncor's 2016 corporate guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Operating (loss) earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the Quarterly Report and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of the Quarterly Report. Cash flow from operations and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the Quarterly Report. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in this news release include references to: Suncor's belief it is well positioned to weather the current low crude oil price environment; Suncor's commitment to add shareholder value and invest in long-term profitable growth in its core asset areas, while maintaining a strong financial position; Suncor's belief that working with the operator it can drive real improvements in Syncrude's performance with a larger ownership interest, creating value for its shareholders; the reversal of Enbridge's Line 9 is expected to provide Suncor with the flexibility to supply the Montreal refinery with a full slate of inland-priced crude; the expectation that the climate plan will provide certainty on the GHG costs for Suncor while limiting oil sands emissions will force companies to ensure only the most profitable and efficient projects are developed; Suncor's growth projects, including: (i) statements around the Fort Hills project, which is expected to deliver approximately 91,000 bbls/d of bitumen to Suncor following the closing of the acquisition of an additional 10% working interest in Fort Hills, with first oil expected in the fourth quarter of 2017 and 90% of capacity planned to be reached within twelve months thereafter, and (ii) statements around Hebron first oil expected in late 2017; exploration drilling at the deepwater Shelburne Basin offshore Nova Scotia will continue during 2016; the company's anticipated capital guidance range for 2016 of $6.0 to $6.5 billion and market assumptions for oil prices and the Cdn/US exchange rate; and the capital spending reduction is not anticipated to impact the company's near term production targets.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The Quarterly Report and Suncor's Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 26, 2015, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company's profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights' Global 100. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or come and See what Yes can do.

A full copy of Suncor's fourth quarter 2015 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor's fourth quarter results, visit suncor.com/webcasts.

Media inquiries:
403-296-4000
media@suncor.com

Investor inquiries:
800-558-9071
invest@suncor.com

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EXHIBIT 99.2 News release dated February 3, 2016, Suncor Energy reports fourth quarter results